Daniel H. April Patrick J. Dolan John M. Hickey Megan H. Koehler	Of Counsel David F. Cunningham C.W.N. Thompson, Jr.

February 4, 2022

Via EDGAR correspondence and E-Mail

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Ellington:

I state below the above-referenced registrant’s responses to comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on February 1, 2022 respecting: (a) the certified annual reports to shareholders for certain of the registrant’s series (the “Funds”) for the year ended September 30, 2021, as filed with the SEC on November 26, 2021 on Form N-CSR; and (b) disclosures contained in the registrant’s currently effective registration statement filed on Form N-1A (the “Registration Statement”).

The revisions to the Registration Statement that are described below are expected to be made, in substantially the same form described, in the registrant’s filing pursuant to rule 497(c) under Regulation C of the Securities Act of 1933, which is expected to be filed on or about February 4, 2022 (hereinafter, the “497 Filing”).

Annual Reports to Shareholders

1.       The staff noted that the Thornburg Small/Mid Cap Growth Fund had more than 35% of its net assets invested in information technology sector issuers as of the end of the Fund’s most recent fiscal year and that the Fund’s Items 4 and Item 9 of Form N-1A prospectus disclosures do not include “Information Technology Sector Risk” disclosure. The staff asked that if the Fund has a significant amount of net assets invested in, and consistently focuses its investments in a specific sector, e.g., for a period of 3 or more years, that the registrant explain why the identification of the sector and risks of that sector, are not disclosed in the Fund’s summary and statutory prospectuses, or add such disclosure in accordance with Items 4 and 9 of Form N-1A.

Response: The registrant will add “Information Technology Securities Risk” paragraphs within the portions of the Thornburg Small/Mid Cap Growth Fund’s disclosure which respond to Items 4(b) and 9(b) of Form N-1A in the 497 Filing.

460 St. Michael’s Drive Suite 1000 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Web address: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

February 4, 2022 Page 2

2.      The staff observed that the schedules of investments in the Funds’ annual reports include footnotes that identify securities that are currently fair valued by the Valuation and Pricing Committee using procedures approved by the Trustees’ Audit Committee. The staff requested that the registrant please add disclosure that fair value of such securities “was determined using significant unobservable inputs” consistent with the requirements of Footnote 9 to Article 12-12 of Regulation S-X.

Response: The registrant will add the disclosure requested by the staff prospectively, beginning with the schedules of investments that appear in the Funds’ reports to shareholders for the semi-annual period ending March 31, 2022, provided that there are such securities being fair valued by the Valuation and Pricing Committee as of the end of the applicable reporting period.

3.        In connection with the review of the Funds’ annual reports, the staff noted the registrant’s disclosure of significant ownership in the Funds, including in the Registration Statement. The staff asked the registrant to explain how the risks of large shareholders and/or shareholder concentration are addressed in the Funds’ summary and statutory prospectuses.

Response: The registrant respectfully declines the staff’s request. The registrant is not aware of any requirement in Form N-1A that the risks of redemptions from large shareholders and/or the concentration of shareholders be described in the prospectus and believes that Funds’ current prospectus disclosure is in accordance with the requirements of Form N-1A. However, the staff’s comment has been noted and the registrant will consider the addition of such disclosure as may be appropriate in a future registration statement amendment.

4.        The staff noted that the Thornburg Capital Management Fund, Thornburg New Mexico Intermediate Municipal Fund, and Thornburg New York Intermediate Municipal Fund have been identified in the annual reports as “non-diversified” Funds; however, it appeared to the staff that the Funds have been operating as “diversified” Funds. The staff requested that if the Funds have been operating as “diversified” for more than 3 years, the registrant confirm that the Funds will receive shareholder approval before reverting back to operating as “non-diversified” Funds pursuant to Section 13(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 13a-1 thereunder.

Response: The Funds’ advisor evaluates the Funds’ classification under Section 5 of the 1940 Act on a periodic basis. If each of the Thornburg New Mexico Intermediate Municipal Fund and Thornburg New York Intermediate Municipal Fund were ever to operate as a “diversified” Fund within the meaning of Section 5(a) of the 1940 Act for more than three years, the registrant confirms that each Fund would obtain shareholder approval in accordance with Section 13(a)(1) of the 1940 Act before operating as a non-diversified company again.

April, Dolan, Hickey & Koehler, P.C. Attorneys and Counselors at Law

February 4, 2022 Page 3

The Thornburg Capital Management Fund has been determined to have been operating as a “diversified” Fund for more than three years and the registrant confirms that it will obtain shareholder approval in accordance with Section 13(a)(1) of the 1940 Act before operating as a non-diversified Fund again. The registrant will clarify that the Thornburg Capital Management Fund operates as a diversified Fund in a future registration statement amendment and in the Fund’s future shareholder reports.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan, Hickey & Koehler, P.C. Attorneys and Counselors at Law